November 9, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-177755)

Ladies and Gentlemen:

The Procter & Gamble Company, an Ohio corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-177755), originally filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2011 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.”  The Company expects to promptly file a new registration statement with the code “S-3ASR.”  No securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please telephone Kenneth L. Blackburn, Senior Counsel of the Company, at (513) 983-7676.

Very truly yours,

THE PROCTER & GAMBLE COMPANY

By: /s/ Deborah P. Majoras
Name: Deborah P. Majoras
Title: Chief Legal Officer and Secretary